KENNAMETAL INC.
                                                    Corporate Public Relations
                                                    Latrobe, PA 15650
                                                    412-539-4618

                                                    CONTACT: Charles T. Glazer

FOR IMMEDIATE RELEASE



                          KENNAMETAL TO CONSOLIDATE
                              GLOBAL HEADQUARTERS

                     Raleigh Office Will Move To Latrobe


Latrobe, Pa. -- April 30, 1996 -- Kennametal Inc. (NYSE: KMT) announced today a plan to further consolidate the corporation's global headquarters in Latrobe, Pa., including the moving of its North American Metalworking Headquarters from Raleigh, N.C.

     The action will affect approximately 300 employees in Raleigh, many of whom will move to Latrobe.

     "This consolidation supports our long-range strategic objectives, including the creation of a global marketing organization," said Robert L. McGeehan, president and chief executive officer. "It will result in a much more efficient and focused corporate structure that will bring even more value to our customers. As we grow globally in today's competitive environment, it is imperative that we function with maximum efficiency. This plan will further improve our day-to-day communication, market planning, forecasting, sales, customer service and overall administration."

     McGeehan added that relocating from the Raleigh location also will result in certain cost savings. He stressed that the consolidation plan was thoroughly reviewed and that the decision was made in the best interest of the corporation's future.

     "If we are to continue to be the world leader in our industry," McGeehan continued, "we must leverage all the resources and talent we have available. This consolidation will bring together our marketing people, our engineering, manufacturing, distribution services, research and development people and our administrative leadership on a corporate campus that includes our industry leading, $30-million corporate technology center."

     In addition to operational efficiencies, Kennametal expects to see significant long-term financial benefits. "This consolidation is part of our long-range strategy to remain a global leader and to stay ahead of the competition," said Richard J. Orwig, vice president, chief financial and administrative officer. "We will take a pretax charge of $3.5 million in the quarter ending June 30, 1996, and additional charges of approximately $9 million over the next two years as the move occurs. After the consolidation is finalized, we'll realize very favorable, long-term financial benefits from this move."

     The consolidation also includes the relocation of certain facilities within the Latrobe area. Construction of a new corporate headquarters building is expected to begin by July 1996 on land Kennametal already owns between its existing headquarters building and the Corporate Technology Center on Route 981 south. "When we complete our new building in September 1997," Orwig continued, "it will house our corporate headquarters, global marketing and certain other functions. We'll move employees from Raleigh, along with those employees currently in our Center Drive location and the Eiseman Building (1004 Ligonier Street, Latrobe), into the new building and into our existing headquarters building."

     The new building will be approximately 130,000 square feet. Kennametal will invest nearly $20 million to construct the new building, renovate the existing headquarters building and make other significant improvements to its headquarters campus property. Once complete, Kennametal's three-building headquarters complex will total approximately 380,000 square feet of space and will house approximately 700 employees.

     "We have received tremendous cooperation from our government leaders," added McGeehan. "This project has received strong support from Governor Ridge, Secretary of Commerce Hagen and their staffs, and from other officials in the state, Westmoreland County, Unity Township and the Eastern Westmoreland Development Corporation."

     "All our research and analysis strongly support this decision," said H. Patrick Mahanes, vice president and chief operating officer. "If we are to remain globally competitive, we need to be more focused and efficient. This move will centralize our marketing efforts and our functional management. It will maximize our creativity and innovation, and will enable us to quickly and consistently develop new products, new applications, new services and new approaches to solving our customers' business challenges."

     Mahanes added that this consolidation project will not affect Kennametal's operations at its Charlotte, Henderson or Roanoke Rapids, North Carolina sites, which together employ approximately 360 persons. "Our strategy calls for continuing manufacturing at Henderson and Roanoke Rapids," Mahanes continued, "and maintaining our Charlotte customer service center. These operations are successful and the only effect of the Raleigh action will be to provide them with even greater headquarters support."

     Kennametal's move is positive news for western Pennsylvania, which has seen many companies and jobs move to the sunbelt over the past decade. CEO McGeehan added, "For Kennametal, this is a wise decision. We always have been headquartered in Latrobe. We have deep roots in western Pennsylvania, but today, we are a different company and are competing in a different world. Challenges lie ahead, but I know Kennametal people will meet those challenges. This consolidation will make us even stronger and better than we are today."

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